SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                        AMENDMENT NO. 12
                               TO
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934*

                     TEMTEX INDUSTRIES, INC.
=================================================================
                        (Name of Issuer)

             Common Stock, par value $.20 per share
=================================================================
                 (Title of Class of Securities)

                           88 0236203
=================================================================
                         (CUSIP Number)

                        James E. Upfield
                        5400 LBJ Freeway
                           Suite 1375
                       Dallas, Texas 75240
                          972-726-7175
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 15, 2000
=================================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

     Note: Schedules filed in paper form shall include a signed original and five copies of the schedules including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  88 0236203                  Amendment No. 12 to 13D

(1)  Name of Reporting Person         James E. Upfield
     S.S. No. of Above Person

(2)  Check the Appropriate Box            (a)    [   ]
     if a Member of a Group*              (b)    [   ]

(3)  SEC Use Only

(4)  Source of Funds*                               PF

(5)  Check Box if Disclosure of                  [   ]
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)

(6)  Citizenship of Place of     United States of America
     Organization

Number of Shares Beneficially
Owned by Each Reporting Person
with:

     (7)    Sole Voting Power                1,317,190
     (8)    Shared Voting Power                 24,750
     (9)    Sole Dispositive Power           1,317,190
     (10)  Shared Dispositive Power             24,750

(11) Aggregate Amount                        1,341,940
     Beneficially Owned by Each
     Reporting Person

(12) Check Box if the Aggregate                  [   ]
     Amount in Row (11)
     Excludes Certain Shares*

(13) Percent of Class                            39.0%
     Represented by Amount in
     Row (11)

(14) Type of Reporting Person*                      IN


SEE INSTRUCTIONS

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


                        AMENDMENT NO. 12
                               TO
                          SCHEDULE 13D

                  Filed Pursuant to Rule 13d-2

                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the common stock, $.20 par value (the "Shares"), of TEMTEX INDUSTRIES, INC., a Delaware Corporation (the "Issuer") filed by James E. Upfield (the "Reporting Person"), as amended prior to the date hereof, is hereby amended and supplemented as follows pursuant to this Amendment No. 12:

1.   Security and Issuer.
     -------------------

     NOT AMENDED.

2.   Identity and Background.
     -----------------------

     The response to Item 2 is hereby amended and restated, in its entirety, to read as follows:

     (a)  This Amendment No. 12 is being filed by James
E. Upfield.  The information set forth in paragraphs (b) through
(f) below is also being furnished with respect to Betty R. Howard who has shared voting and shared investment power over certain of the Shares of which Mr. Upfield has indirect beneficial ownership as indicated in Item 5 below.

     (b)  Mr. Upfield's business address is 5400 LBJ  Freeway,
Suite 1375, Dallas, Texas, 75240-2602; and Mrs. Howard's business address is 1819 W. Olive Avenue, Burbank, California, 91506.

     (c)  The Reporting Person is Chairman of the Board of the
Issuer, whose address is set forth in Item 1 above.

     (d) Neither the Reporting Person nor Mrs. Howard has, during the last five years, been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Neither the Reporting Person nor Mrs. Howard has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or probationary or mandatory activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both the Reporting Person and Mrs. Howard are citizens of the United States of America.

3.   Source and Amount of Funds or Other Consideration.
     -------------------------------------------------

     The response to Item 3 is hereby supplemented by adding the following additional paragraph:

     The aggregate purchase price of the 84,900 Shares identified in Item 5 of this Amendment No. 12 which were purchased since the date of Amendment No. 11 to the Schedule 13D was $86,732.50 The source of funds used to acquire such Shares was Mr. Upfield's personal funds.

4.   Purpose of Transaction.
     ----------------------

     The response to Item 4 is hereby supplemented by adding the following additional paragraph:

     The Reporting Person acquired the Shares in the transaction described in Item 5 of this Amendment No. 12 in order to increase his personal investment in the Issuer. The Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) - (j) of
Item 4 of Schedule 13D; however, the Reporting Person may from time to time acquire beneficial ownership of additional Shares or dispose of Shares which he beneficially owns through privately negotiated transactions, in the open market, disposition by gift or otherwise.

5.   Interest in Securities of the Issuer.
     ------------------------------------

     As of the filing of this Amendment No. 12, the Reporting Person beneficially owned an aggregate of 1,341,940 Shares, representing approximately 39.0% of the 3,444,641 Shares outstanding on May 31, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2000. Of such Shares, the Reporting Person had direct beneficial ownership with sole voting and sole investment power of 1,317,190 Shares, and indirect beneficial ownership with shared voting and shared investment power of 24,750 Shares which are owned of record by HUTCO, a partnership comprised of the Reporting Person and Betty R. Howard.

     During the month of September 2000, the Reporting Person acquired an aggregate of 84,900 Shares for a total purchase price of $86,732.50. Specifically, the Reporting Person engaged in the following transactions in the Issuer's Common Stock:

                                                Purchase Price
                                               ---------------
Transaction                           No.
   Date           Transaction       Shares    Per SH  Aggregate
-----------  --------------------  -------    ------  ---------
 9/8/00      Open Market Purchase  10,000     $1.06  $10,600.00
9/11/00      Open Market Purchase   5,000     $1.32  $ 6,600.00
9/14/00      Open Market Purchase  14,000     $1.03  $14,420.00
9/15/00      Open Market Purchase  22,500     $ .97  $21,712.50
9/21/00      Open Market Purchase  32,000     $1.00  $32,000.00
9/26/00      Open Market Purchase   1,400     $1.00  $ 1,400.00
                                   ------            ----------
             TOTAL                 84,900            $86,732.50
                                   ======            ==========

6.   Contracts, Arrangements, or Understandings with Respect to
     Securities of the Issuer.
     ----------------------------------------------------------

     NOT AMENDED.

7.   Material to be Filed as Exhibits.
     --------------------------------

     NOT AMENDED.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 to Schedule 13D is true, complete and correct.

Date:     October 5, 2000


                                  /s/ JAMES E. UPFIELD
                              ----------------------------------
                              James E. Upfield


            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).


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